Exhibit 99.1

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Previ – Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register:
33.754.482/0001-24
Qualification: Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,314,222	14.16	14.16

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	BB	Buy	07.23.09	23,659,224	40.00	964.368,960
Share	Common	UBS Pactual	Rent	07.21.09	9,315,000	40.00	372,600,000

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	43.658.446	12.14	12.14

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: FPRV1 Sabiá F I Multimercado Previd.	General Taxpayers’ Register:
01.912.197/0001-06
Qualification: Controller

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	2,286,562	1.10	1.10

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	UBS Pactual	Buy	07/22/09	1,730,040	40.00	69,201,600

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	4,016,602	1.12	1.12

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register:
34.053.942/0001-50
Qualification: Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,924,263	12.04	12.04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		UBS Pactual	Buy	07/22/2009	10.625.000	40,00	425.000.000,00
Share

Common

		Merrill Lynch	Buy	07/22/2009	71.000	39,66	2.816.243,00
Share

Common

		Coinvalores	Buy	07/22/2009	1.309.600	39,84	52.183.725,00
Share

Common

		UBS Pactual	Buy	07/23/2009	1.646.100	39,95	65.761.695,00
Share

Common

		Safra	Buy	07/23/2009	427.200	39,95	17.068.868
Share

Common

		UBS Pactual	Buy	07/28/2009	100.000	40,54	4.053.899,00
Share

Common

		UBS Pactual	Buy	07/29/2009	39.300	40,96	1.609.755,00
Share

Common

		UBS Pactual	Rent	07/23/2009	7.935.000

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	31,207,463	8.68	8.68

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register: 00.493.916/0001-20
Qualification : Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,240,891	3.98	3.98

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,240,891	2.29	2.29

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register: 42.271.429/0001-63
Qualification : Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	UBS Pactual	Buy	07/21/2009	5,250,000	40.00	210,000,000

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	12,945,352	3.60	3.60

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nildemar Secches	General Taxpayers’ Register: 589.461.528-34
Qualification: Co-President of the Board of Directors

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	UBS Pactual	Buy	07/22/2009	25,670	40.00	1,026,800

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	59,599	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Luiz Fernando Furlan	General Taxpayers’ Register: 019.489.978-00
Qualification: Co-President of the Board of Directors

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	0	0	0

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	—	Merger	07/08/2009	1,650,269
Share	Common	UBS Pactual	Buy	07/22/09	500,000	40.00	20,000,000

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	2,150,269	0.60	0.60

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Carlos Alberto Cardoso Moreira	General Taxpayers’ Register: 039.464.818-84
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register: 253.571.747-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: João Vinicíus Prianti	General Taxpayers’ Register: 248.481.418-10
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2.001	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2.001	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Décio da Silva	General Taxpayers’ Register: 344.079.289-72
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		94,094	0.05	0.05
Share

Common *

		9,673,310	4.67	4.67

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Magliano	Buy	07/22/09	31,250	40.00	1,250,000

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		125,344	0.05	0.05
Share

Common *

		13,173,310	3.66	3.66

* Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Rami Naum Goldfajn	General Taxpayers’ Register: 942.673.597-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Walter Fonatan Filho	General Taxpayers’ Register: 947.648.408-04
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	0	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share

Common

		—	Merger	07/08/2009	987	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nelson Vas Hacklauer	General Taxpayers’ Register: 522.156.958-20
Qualification: Business Development Officer

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—

—

		—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nilvo Mittanck	General Taxpayers’ Register: 489.093.519-34
Qualification: Chef Operation Officer

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register: 118.108.076-20
Qualification: Senior Advisory Board

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Wang Wei Chang	General Taxpayers’ Register: 534.698.608-15
Qualification: Senior Advisory Board

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Itaú	Buy	07/24/2009	2,500	40.367	100,917.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,742	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		130,032	0.06	0.06
Share

Common  (1)

		9,673,310	4.67	4.67

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		UBS Pactual	Buy	07/22/2009	25,670	40.00	1,026,800
Share

Common

		—	Merger	07/08/2009	1,650,269	—	—
Share

Common

		UBS Pactual	Buy	07/22/2009	500,000	40.00	20,000,000
Share

Common

		Magliano	Buy	07/22/2009	31,250	40.00	1,250,000
Share

Common

		—	Merger	07/08/2009	987	—
Share

Common

		Concórdia CVMT	Buy	07/10/2009	100	40.00	3,889

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		2,338,308	0.65	0.65
Share

Common  (1)

		13,173,310	3.66	3.66

Movement due to the new Board of Director elected in the Shareholders meeting held at 04/30/2009

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		323	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—

—

		—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share

Common

		323	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	72,452,329	35.01	35.01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	BB	Buy	07/23/09	23,659,224	40.00	946,368,960
Share	Common	UBS Pactual	Rent	07/21/09	9,315,000	40.00	372,600,000
Share	Common	UBS Pactual	Buy	07/22/09	1,730,040	40.00	69,201,600
Share	Common	UBS Pactual	Buy	07/22/09	10,625,000	40.00	425,000,000
Share	Common	Merrill Lynch	Buy	07/22/09	71,000	39.66	2,816,243
Share	Common	Coinvalores	Buy	07/22/09	1,309,600	39.84	52,183,725
Share	Common	UBS Pactual	Buy	07/23/09	1,646,100	39.95	65,761,695
Share	Common	Safra	Buy	07/23/09	427,200	39.95	17,068,868
Share	Common	UBS Pactual	Buy	07/28/09	100,000	40.54	4,053,899
Share	Common	UBS Pactual	Buy	07/29/09	39,300	40.96	1,609,755
Share	Common	UBS Pactual	Rent	07/21/09	7,935,000
Share	Common	UBS Pactual	Buy	07/21/09	5,250,000	40.00	210,000,000

Closing Balance

Security/			% interest
Derivative	Characteristic of ,Security	Number	Same kind	Total
Share	Common	128,140,631	35.63	35.63

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On July 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☒ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,510	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Itaú	Buy	07/24/2009	2,500	40.367	100,917

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,510	0.00	0.00